EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

March 13, 2026

AVINO DELIVERS RECORD Q1 2026 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its unaudited condensed interim consolidated financial results for the first quarter of 2026. All amounts are in U.S. dollars unless stated otherwise.

First Quarter 2026 Financial Highlights

•	Record Revenues: The Company achieved a record $39.4 million in revenues for Q1 2026, an increase of 109% from Q1 2025 and 29% from Q4 2025, our previous quarterly record. In Q1 2026, 60% of revenues were derived from silver production at an average realized price of $86.42 per ounce.
•	Record Mine Operating Income: Mine operating income was $23.4 million, an increase of 122% from Q1 2025 and 31% from Q4 2025.
•	Record Net Income: Earnings, or net income after taxes, was $15.9 million, or $0.09 per diluted share, both representing quarterly records.
•	Record Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)[3] and Adjusted Earnings[3]: EBITDA was $25.5 million, an increase of 163% from Q1 2025 and 77% from Q4 2025. Adjusted earnings were $24.3 million, or $0.14 per share, an increase of 150% and 100%, respectively, from Q1 2025, and an increase of 49% and 40%, respectively from Q4 2025.
•	Strong Operating Cash Before Working Capital Movements[3]: The Company generated operating cash before working capital movements of $18.7 million, an increase of 154% compared to Q1 2025.
•	Record Mine Operating Cash Flow Before Taxes: Mine operating cash flows before taxes were a record $26.7 million, an increase of 134% from Q1 2025, and 41% from Q4 2025.

“During the first quarter, Avino delivered record financial performance driven by improved mill performance, strong metal prices, and a disciplined approach to capital management,” said David Wolfin, President and CEO. “Avino’s silver equivalent per ounce margins were significantly higher than previous quarters and we remain in our strongest financial position in company history. Our robust balance sheet provides a solid foundation to support our transformational growth plan as we advance toward becoming a Mexico-focused mid-tier primary silver producer. We believe Avino is well positioned to continue delivering long-term value for our shareholders.”

May 13, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Record Q1 2026 Financial Results

Financial Highlights

HIGHLIGHTS (In US$, unless otherwise noted)	First Quarter 2026	First Quarter 2025	Change	First Quarter 2026	Fourth Quarter 2025	Change
Financial Operating Performance (in 000’s)
Revenues	$39,433	$18,836	109%	$39,433	$30,544	29%
Mine operating income	$23,418	$10,562	122%	$23,418	$17,844	31%
Net income	$15,913	$5,617	183%	$15,913	$10,460	52%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$25,531	$9,694	163%	$25,531	$14,409	77%
Adjusted earnings[3]	$24,336	$9,751	150%	$24,336	$16,297	49%
Cash provided by operating activities	$13,631	$758	1698%	$13,631	$9,986	36%
Operating cash flow before working capital adjustments[3]	$18,688	$7,361	154%	18,688	$18,953	-1%
Mine operating cash flow before taxes[3]	$26,713	$11,397	134%	$26,713	$18,989	41%
Per Share Amounts
Earnings per share - diluted	$0.09	$0.04	125%	$0.09	$0.06	50%
Adjusted earnings per share[3]	$0.14	$0.07	100%	$0.14	$0.10	40%
Liquidity & Working Capital (in 000’s)
	March 31, 2026	March 31, 2025	Change	March 31, 2026	December 31, 2025	Change
Cash	$138,646	$26,627	421%	$138,646	$101,724	36%
Working capital[3]	$139,724	$31,339	346%	$139,724	$99,562	40%

Operating Highlights and Overview

HIGHLIGHTS (In US$, unless otherwise noted)	First Quarter 2026	First Quarter 2025	Change	First Quarter 2026	Fourth Quarter 2025	Change
Operating
Tonnes Milled	185,497	167,853	11%	185,497	189,338	-2%
Silver Ounces Produced	263,057	265,681	-1%	263,057	345,298	-24%
Gold Ounces Produced	1,851	2,225	-17%	1,851	1,687	10%
Copper Pounds Produced	1,343,654	1,604,343	-16%	1,343,654	1,295,244	4%
Silver Equivalent Ounces[1] Produced	568,112	631,249	-10%	568,112	671,583	-15%
Concentrate Sales and Costs
Silver Equivalent Payable Ounces Sold[2]	483,724	567,811	-15%	483,724	555,567	-13%
Average Realized Silver Price per Ounce Sold	$86.42	$31.67	173%	$86.42	$59.52	45%
Cash Cost per Silver Equivalent Payable Ounce[2,3]	$24.46	$12.62	94%	$24.46	$21.10	16%
All-in Sustaining Cost per Silver Equivalent Payable Ounce[2,3]	$34.72	$20.08	73%	$34.72	$31.59	10%
Cash Cost per Tonne Processed[3]	$64.04	$51.93	23%	$64.04	$59.99	7%
All-in Sustaining Cost per Tonne Processed[3]	$90.80	$77.18	18%	$90.80	$90.78	0%

May 13, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Record Q1 2026 Financial Results

Operating Highlights

La Preciosa Milestones

•	Steady Progress: Ongoing extraction, haulage, and processing of mineralized development material is progressing well, albeit slightly below plan early in the quarter, primarily due to mill availability and the intentional processing of lower-grade development ore. This approach allowed the Company to capitalize on strong silver prices while leveraging previously stockpiled material.

•	Silver Production: Development production from La Preciosa contributed 49,830 silver ounces, slightly higher than Q4 2025.

•	2026 Drill Program: 15,000 metres of drilling is planned for the year, with 2,600 metres completed by the end of Q1 2026.

Operations

•	Primary Silver Revenues: 60% of the Company’s Q1 2026 revenues came from the sales of silver processed from the production material from the Avino Mine and development material from La Preciosa at an average realized price of $86.42 per silver ounce.

•	Improved Mill Throughput: In Q1 2026, Avino achieved an 11% year-over-year increase in mill throughput, reflecting the success of targeted upgrades and automation initiatives implemented by our operations and maintenance teams. These initiatives improved mill availability and supported stronger, more consistent throughput levels.

•	Inaugural Mineral Reserve Estimate at Avino and La Preciosa: On April 16, 2026, Avino announced the completion of a new Mineral Reserve Estimate and updated Mineral Resource Estimate which includes La Preciosa, the Avino Mine (consisting of the Elena Tolosa (“ET”) deposit, Guadelupe, and La Potosina). Collectively, the Company’s assets host proven and probable mineral reserves of 27 million tonnes for 127 million silver equivalent ounces at a grade of 145 g/t. In mineral resources, collectively the Company holds measured and indicated mineral resources totaling 67.7 million tonnes and 301 million silver equivalent ounces at a grade of 162 g/t, as well as inferred mineral resources totaling 24.8 million tonnes and 87.6 million silver equivalent ounces at a grade of 123 g/t.

•	2026 Drill Program at Avino: 15,000 metres of drilling is planned for the year at the Avino property with 3,000 metres completed at the end of Q1 2026.

•	Health and Safety Performance: For Q1 2026, the Company achieved a Lost Time Incident Frequency Rate (“LTIFR”) of 3.25 per 1,000,000 hours worked. Total reportable lost time incident rate was 0.19.

Corporate

•

Normal Course Issuer Bid Approval: Early in the 2nd quarter, Avino announced that the TSX had accepted the Company’s notice of Intention to repurchase for cancellation up to an aggregate of 8,423,566 common shares, or approximately 5% of the Company’s issued and outstanding shares. Avino is in a strong financial position, and at current silver prices and enough free cash flow generation in 2026 to support the repurchase of common shares, bringing additional value to shareholders and further underscoring our commitment to delivering strong shareholder returns.

2026 Capital Expenditures

Capital expenditures in Q1 2026 totaled $2.7 million, compared to $1.8 million in Q1 2025. The increased amount is in line with our capital budget for 2026 and was primarily spent on mine development and equipment for future production mining operations at La Preciosa.

May 13, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Record Q1 2026 Financial Results

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (“SDGs”), which were developed as a call to action by all countries developed and developing in a global partnership.

Alongside our operational and growth initiatives, we continue to advance our Corporate Social Responsibility (“CSR”) programs across both Avino Mine and La Preciosa. Over many decades, we have built strong and lasting relationships with our local communities and workforce, reflected in our low labour turnover and growing base of skilled employees. Our operations are supported by a workforce of 707 men and women, including 580 unionized workers, employees, and contractors at the Avino Mine, as well as an additional 127 workers advancing activities at La Preciosa. Our operations continue to make a meaningful contribution to the regional economy through local employment, training, procurement, and community-based initiatives. We remain committed to supporting the long-term social and economic development of the communities where we operate while fostering sustainable growth for all stakeholders.

For the third consecutive year, Avino has received the Empresa Socialmente Responsible (“ESR”) designation which reflects our economic, social and environmental commitment to making a positive impact for our local communities. The distinction is awarded annually by the Mexican Council for Philanthropy (Cemefi) and the Alliance for Corporate Social Responsibility for Mexico (AliaRSE).

Avino is currently preparing the Company’s second annual Sustainability Report, which will be published on our website upon completion. The report is intended to provide transparency on how responsible mining practices, strong governance, and community engagement support Avino’s operational performance and long-term growth.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated May 13, 2026, for the three months ended March 31, 2026, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Earnings Call Information

The Company’s Q1 2026 financial statements and results are scheduled to be released after the market closes on Wednesday, May 13, 2026.

A conference call to discuss the Company’s Q1 2026 operational and financial results will be held on Thursday, May 14, 2026, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q1 2026 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062

•	International: +1 973-528-0011

•	Participant Access Code: 389903

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

May 13, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Record Q1 2026 Financial Results

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral reserve estimate and mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 31, 2025 (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina). The Oxide Tailings Deposit mineral reserve estimate has an effective date of January 16, 2024.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on the Company or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; the timing and amount of estimated future exploration and development; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the updated Mineral Resource Estimate; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if our property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, copper, base metals or certain other commodities; fluctuations in the currency markets (such as the Mexican Peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital to support expansion projects; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

May 13, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Record Q1 2026 Financial Results

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is formed under the laws of British Columbia, Canada and qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

Silver equivalent or “AgEq” was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.

2.

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.